As filed with the Securities and Exchange Commission on April 28, 2005

                                                               FILE NO. 70-10251

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 5

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------

                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                         Allegheny Energy Service Corp.
                          Allegheny Generating Company
                            Monongahela Power Company
                             Mountaineer Gas Company
                           The Potomac Edison Company
                             West Penn Power Company
                        Allegheny Energy Solutions, Inc.
                            Allegheny Ventures, Inc.
                         Mountaineer Gas Services, Inc.
                 The West Virginia Power & Transmission Company
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


                     --------------------------------------

                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

 (Name of top registered holding company parent of each applicant or declarant)

                  The Commission is requested to send copies of
                    all notices, orders and communications in
                connection with this Application/Declaration to:

          Suzanne C. Lewis                     Clifford M. Naeve
          Vice President and Treasurer         William C. Weeden
          Allegheny Energy, Inc.               Paul Silverman
          800 Cabin Hill Drive                 Skadden, Arps, Slate, Meagher
          Greensburg, PA 15601                   & Flom LLP
                                               1440 New York Avenue, NW
                                               Washington, D.C. 20005

The final paragraph of Item 1.C and Item 6.A in Amendment No. 4 to the U-1 Application/Declaration filed in Securities and Exchange Commission File No. 70-10251 on April 18, 2005 is hereby amended as follows.

Item 1.   Description of Proposed Transactions.

                                      * * *

C.   Summary of Requested Authority

                                      * * *

     Other than with respect to the Money Pool, Applicants submit to a reservation of jurisdiction over the authority described above (i) during any portion of the Authorization Period in which (a) the common equity ratio of Monongahela Power, Potomac Edison, or West Penn falls below 30 percent of their respective total capitalization or (b) the common equity ratio of Allegheny, on a consolidated basis, falls below 21 percent of total capitalization or the common equity ratio of AE Supply, on a consolidated basis, falls below 16 percent of its total capitalization, or (ii) in the event that any of Allegheny, AE Supply, the Utility Applicants, Allegheny Energy Solutions, Inc., or Allegheny Ventures, Inc. are in bankruptcy.13

                                      * * *

Item 6.   Exhibits and Financial Statements.

A.   Exhibits

     B      Money Pool Agreement (previously filed)

     F      Preliminary Opinions of Counsel

     G      Proposed Form of Notice (previously filed)



---------------


13 The common equity ratios for Allegheny and AE Supply set forth above were computed based on the 2004 Form 10-K for Allegheny and the 2004 Annual Report of AE Supply included as Item 1.5 of the Financial Statements included with this Application/Declaration. Applicants calculated the ratio of common equity to total capitalization as follows: common equity divided by the sum of gross debt (long-term and short-term), preferred stock, and common equity. Common equity includes common stock, i.e., amounts received equal to the par or stated value of the common stock, additional paid-in capital, retained earnings, and minority interests.

     H-1 Financial Projections for Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC (to be filed in paper copy with request for confidential treatment pursuant to Rule 104(b), 17 CFR 250-104(b))

     H-2 Presentation to Edison Electric Institute Financial Conference (incorporated by reference to Allegheny's Form 8-K dated October 22, 2004, File No. 01-267)

     H-3    Allegheny Energy Fixed Income Ratings (previously filed)

     H-4 Allegheny Energy Refinancings and Anticipated Dividends from Capital and Unearned Surplus through June 30, 2006 (to be filed in paper copy with request for confidential treatment pursuant to Rule 104(b), 17 CFR 250-104(b))

     H-5 Response to Comments of Harbert Distressed Investment Master Fund, Ltd. (previously filed)

     H-6 Response to Reply Comments of Harbert Distressed Investment Master Fund, Ltd. (previously filed)

                                      * * *



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

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.


Date:    April 28, 2005

                                        Allegheny Energy, Inc.


                                        By:  /s/ Suzanne C. Lewis
                                             -----------------------------------
                                             Suzanne C. Lewis
                                             Vice President and Treasurer



                                        Allegheny Energy Supply Company, LLC


                                        By:  /s/ Suzanne C. Lewis
                                             -----------------------------------
                                             Suzanne C. Lewis
                                             Treasurer



                                        Allegheny Energy Service Corporation


                                        By:  /s/ Suzanne C. Lewis
                                             -----------------------------------
                                             Suzanne C. Lewis
                                             Vice President and Treasurer



                                        Allegheny Generating Company


                                        By:  /s/ Suzanne C. Lewis
                                             -----------------------------------
                                             Suzanne C. Lewis
                                             Vice President and Treasurer

                                        Monongahela Power Company


                                        By:  /s/ Suzanne C. Lewis
                                             -----------------------------------
                                             Suzanne C. Lewis
                                             Treasurer



                                        Mountaineer Gas Company


                                        By:  /s/ Suzanne C. Lewis
                                             -----------------------------------
                                             Suzanne C. Lewis
                                             Vice President and Treasurer



                                        The Potomac Edison Company


                                        By:  /s/ Suzanne C. Lewis
                                             -----------------------------------
                                             Suzanne C. Lewis
                                             Treasurer



                                        West Penn Power Company


                                        By:  /s/ Suzanne C. Lewis
                                             -----------------------------------
                                             Suzanne C. Lewis
                                             Treasurer



                                        Allegheny Energy Solutions, Inc.


                                        By:  /s/ Suzanne C. Lewis
                                             -----------------------------------
                                             Suzanne C. Lewis
                                             Vice President and Treasurer



                                        Allegheny Ventures, Inc.


                                        By:  /s/ Suzanne C. Lewis
                                             -----------------------------------
                                             Suzanne C. Lewis
                                             Vice President and Treasurer

                                        Mountaineer Gas Services, Inc.


                                        By:  /s/ Suzanne C. Lewis
                                             -----------------------------------
                                             Suzanne C. Lewis
                                             Vice President and Treasurer



                                        The West Virginia Power & Transmission
                                        Company


                                        By:  /s/ Suzanne C. Lewis
                                             -----------------------------------
                                             Suzanne C. Lewis
                                             Vice President and Treasurer










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